

November 20, 2018

Geoffrey M. Kolander
President and Chief Executive Officer
Citizens, Inc.
2900 Esperanza Crossing, 2nd Floor
Austin, Texas 78758

> **Re: Citizens, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 16, 2018**
> **File No. 333-228423**

Dear Mr. Kolander:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: G. Allen Hicks - Hogan Lovells US LLP